Exhibit 99.1

Press Release
For Investors: Joseph McGinley Head of Investor Relations jmcginley@aercap.com; +353 1 418 0428	For Media: Gillian Culhane Vice President Corporate Communications gculhane@aercap.com; +353 1 636 0945

AerCap to Acquire GE Capital Aviation Services

●	Creates an industry leader across all areas of aviation leasing: aircraft, engines and helicopters

●	Combined company will have stronger revenues, cash flows and earnings and greater customer diversification

●	AerCap expects to maintain its current investment grade ratings

●	AerCap will host a conference call and webcast on Wednesday, March 10, 2021 at 8:30 a.m. Eastern Standard Time

Dublin - Wednesday, March 10, 2021 – AerCap Holdings N.V. (“AerCap” or the “Company”) (NYSE: AER), the global leader in aircraft leasing, announced today that it has entered into a definitive agreement with General Electric (NYSE:GE) under which AerCap will acquire 100% of GE Capital Aviation Services (“GECAS”), a GE business.

The combined company will be an industry leader across all areas of aviation leasing, with over 2,000 owned and managed aircraft, over 900 owned and managed engines, over 300 owned helicopters and approximately 300 customers around the world.

Aengus Kelly, Chief Executive Officer of AerCap, said, “We are excited about this opportunity to bring together two leaders in aviation leasing. AerCap and GECAS both have industry-leading teams, attractive portfolios, diversified customer bases and order books of the most in-demand new technology assets. This combination will enhance our ability to provide innovative and attractive solutions for our customers and will strengthen our cash flows, earnings and profitability.

“GECAS is a highly attractive business and this transaction continues our strong track record of capital allocation. As the recovery in air travel gathers pace, this transaction represents a unique opportunity that we believe will create long-term value for our investors,” added Mr. Kelly. “This business combination will also strengthen our longstanding partnership with GE Aviation, which we look forward to working with closely in the future.”
GE Chairman and CEO, H. Lawrence Culp, Jr., said, “AerCap is the right partner for our exceptional GECAS team. Combining these complementary franchises will deliver strategic and financial value for both companies and their stakeholders. Together we’re creating an industry-leading aviation lessor with expertise, scale and reach to better serve customers around the world, while GE gains both cash and upside in the stronger combined company as the aviation industry recovers.”

AerCap Holdings N.V. 65 St. Stephen’s Green, Dublin D02 YX20, Ireland www.aercap.com

Transaction Highlights

Under the terms of the agreement, which has been unanimously approved by the boards of directors of AerCap and GE, GE will receive 111.5 million newly issued AerCap shares, $24 billion of cash and $1 billion paid of AerCap notes and/or cash.

Upon completion of the transaction, GE is expected to own approximately 46% of the combined company and will be entitled to nominate two directors to the AerCap Board of Directors.

Citi and Goldman Sachs have provided AerCap with $24 billion of committed financing for the transaction.

AerCap expects to maintain its current investment grade credit ratings with S&P, Moody’s and Fitch. The transaction will enhance many of AerCap’s key credit metrics, as the combined company will have stronger cash flows and a more diversified revenue and customer base.

The adjusted debt-to-equity ratio of the combined company is expected to be 3.0x at closing of the transaction. AerCap will maintain its target adjusted debt-to-equity ratio of 2.7x and expects to return to this level rapidly.

Key Strategic Benefits

The transaction provides the following key strategic benefits:

●	Leading aircraft leasing platform with expanded customer breadth and reach, given AerCap and GECAS’s complementary customer bases with limited overlap.

●	Best-in-class trading platform with deep market insight and relationships: over the past four years AerCap and GECAS have sold on average over $5 billion of assets per year.

●	Narrowbody aircraft will represent approximately 60% of the combined aircraft fleet.

●	New technology aircraft will represent approximately 56% of the combined in-service fleet, expected to grow to approximately 75% in 2024.

AerCap Holdings N.V. 65 St. Stephen’s Green, Dublin D02 YX20, Ireland www.aercap.com

●	Attractive order book of 493 new technology aircraft, more than 90% of which are narrowbodies.

●	Premier engine leasing business adds revenue diversification and greater ability to provide innovative solutions to our airline customers.

Closing Conditions and Advisors

The transaction is subject to approval by AerCap shareholders, receipt of necessary regulatory approvals and satisfaction of other customary closing conditions. The transaction is expected to close in the fourth quarter of 2021.

The combined company will retain the name AerCap, and GECAS will become a business of AerCap.

Citi and Morgan Stanley acted as financial advisors to AerCap. Cravath, Swaine & Moore LLP, NautaDutilh NV and McCann Fitzgerald acted as legal advisors to AerCap.

Conference Call and Investor Information

In connection with this announcement, management will host a conference call with members of the investment community, Wednesday, March 10, 2021, at 8:30 a.m. Eastern Standard Time. The call can be accessed live via webcast by AerCap’s website at www.aercap.com under “Investors,” or by dialing (U.S./Canada) +1 929 477 0402 or (International) +353 1 246 5638 and referencing code 1198955 at least 5 minutes before start time.

The webcast replay will be archived in the “Investors” section of the company’s website for one year.

For further information, please contact Joseph McGinley: +353 1 418 0428 (jmcginley@aercap.com).

About AerCap

AerCap is the global leader in aircraft leasing. AerCap serves approximately 200 customers in approximately 80 countries with comprehensive fleet solutions. AerCap is listed on the New York Stock Exchange (AER) and has its headquarters in Dublin with offices in Shannon, Los Angeles, Singapore, Amsterdam, Shanghai, Abu Dhabi, Seattle and Toulouse.

AerCap Holdings N.V. 65 St. Stephen’s Green, Dublin D02 YX20, Ireland www.aercap.com

About GE

GE (NYSE:GE) rises to the challenge of building a world that works. For more than 125 years, GE has invented the future of industry, and today the company’s dedicated team, leading technology, and global reach and capabilities help the world work more efficiently, reliably, and safely. GE’s people are diverse and dedicated, operating with the highest level of integrity and focus to fulfill GE’s mission and deliver for its customers. www.ge.com

About GECAS

GE Capital Aviation Services (GECAS) is a world-leading aviation lessor and financier. For over five decades, we have partnered with our customers to find solutions to their challenges and helped their businesses to thrive. Whether your need is for narrow or widebody aircraft, regional jets, turboprops, freighters, engines, helicopters or materials, our name has become synonymous with trusted relationships, domain expertise and an ability to execute. GECAS offers a broad array of financing products and services on these assets including operating leases, purchase/leasebacks, capital markets, and airframe parts management. GECAS owns, services or has on order approximately 1,700 aircraft. GECAS serves over 200 customers in ~75 countries from a network of 15 offices around the world. gecas.aero

AerCap Holdings N.V. 65 St. Stephen’s Green, Dublin D02 YX20, Ireland www.aercap.com

Forward-Looking Statements

This press release contains certain statements, estimates and forecasts with respect to future performance and events. These statements, estimates and forecasts are "forward-looking statements" that involve risks and uncertainties. In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as "may," "might," "should," "expect," "plan," "intend," "estimate," "anticipate," "believe," "predict," "potential" or "continue" or the negatives thereof or variations thereon or similar terminology. Any statements other than statements of historical fact included in this press release are forward-looking statements and are based on various underlying assumptions and expectations and are subject to known and unknown risks, uncertainties and assumptions, and may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied in the forward-looking statements, including the impacts of, and associated responses to: the COVID-19 pandemic; our ability to consummate the proposed transaction; our ability to obtain requisite regulatory and shareholder approval and the satisfaction of other conditions to the consummation of the proposed transaction; our ability to successfully integrate GECAS’ operations and employees and realize anticipated synergies and cost savings; and the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers, customers and competitors. As a result, we cannot assure you that the forward-looking statements included in this press release will prove to be accurate or correct. Further information regarding these and other risks is included in AerCap’s annual report on Form 20-F and other filings with the United States Securities and Exchange Commission.  In light of these risks, uncertainties and assumptions, the future performance or events described in the forward-looking statements in this press release might not occur. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results and we do not assume any responsibility for the accuracy or completeness of any of these forward-looking statements. Except as required by applicable law, we do not undertake any obligation to, and will not, update any forward-looking statements, whether as a result of new information, future events or otherwise.

For more information regarding AerCap and to be added to our email distribution list, please visit www.aercap.com and follow us on Twitter www.twitter.com/aercapnv.

###

AerCap Holdings N.V. 65 St. Stephen’s Green, Dublin D02 YX20, Ireland www.aercap.com